Filed Pursuant to Rule 433

Registration No. 333-191021

$750 MILLION FLOATING RATE MEDIUM-TERM NOTES, SERIES A, DUE JANUARY 11, 2016

AMERICAN HONDA FINANCE CORPORATION

Term Sheet January 12, 2015
Issuer:	American Honda Finance Corporation

Security:	Floating Rate Medium-Term Notes, Series A

Issuer Senior Long-Term Debt Ratings*:	Moody’s Investors Service, Inc.: A1 (stable outlook) Standard & Poor’s Ratings Services: A+ (stable outlook)

CUSIP:	02665WAS0 / US02665WAS08

Trade Date:	January 12, 2015

Original Issue Date:	January 15, 2015

Stated Maturity Date:	January 11, 2016

Principal Amount:	$750,000,000 (may be increased prior to the Original Issue Date)

Interest Category:	Regular Floating Rate Note

Interest Rate Basis:	LIBOR

Designated LIBOR Page:	Reuters Page LIBOR01

Index Maturity:	3 Month

Initial Interest Rate:	The initial interest rate will be based on 3 month LIBOR determined on January 13, 2015 plus the Spread, accruing from January 15, 2015

Initial Interest Reset Date:	April 11, 2015

Interest Reset Dates:	Each Interest Payment Date

Interest Determination Date:	The second London Banking Day preceding each Interest Reset Date

Interest Payment Frequency:	Quarterly

Interest Payment Dates:	April 11, 2015 (short first coupon), July 11, 2015, October 11, 2015 and the Stated Maturity Date

Spread:	+2 basis points

Designated LIBOR Currency:	U.S. dollars

Price to Public:	100.00%

Commission:	0.03%

Net Proceeds to Issuer:	99.970% / $749,775,000

Day Count Convention:	Actual/360

Business Day Convention:	Modified Following, provided, however, if the Stated Maturity Date falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Stated Maturity Date to the date of that payment on the next succeeding Business Day.

Record Dates:	15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Calculation Agent:	Deutsche Bank Trust Company Americas

Business Days:	New York and London

Governing Law:	New York

Minimum Denominations:	$2,000 and $1,000 increments thereafter

DTC Number:	773

Agents:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated February 12, 2014 and the related prospectus dated September 5, 2013; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the aforementioned prospectus and prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and the applicable pricing supplement if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, Morgan Stanley & Co. LLC toll free at 1-866-718-1649, or Wells Fargo Securities, LLC at 1-800-645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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